UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of AUGUST, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  Aguust 29, 2007                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                     AUGUST 29, 2007

                  ROCHESTER REPORTS IMPROVED PRODUCTION RESULTS
                             AND EXPLORATION UPDATE

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): Dr. Alfredo Parra, President, is pleased to advise that its Phase I exploration program has been completed and that preparation is underway for an aggressive Phase II exploration and development program that could see a major expansion of its milling operations in 2008.

Net smelter revenues from the sale of gold and silver for the three-month period ending September 1, 2007 are expected to reach $1.7 million, representing deliveries of about 2,200 ounces of gold and 20,000 ounces of silver. Excellent progress has been made in stabilizing our milling process at the planned 200 tonnes/day level with fine tuning of the mill and improved recovery rates expected to continue in the coming months as we work through normal start up issues and the seasonal rainy period. As a result, production figures could increase by up to 50% for the second quarter ended November 30, 2007 under normal operating conditions.

"This is an exciting period for our company." commented Dr. Parra "Initial indications are that our primary and secondary crushers and the main section of the mill could accommodate throughput tonnage approaching the 350 tonnes/day level with the addition of a larger capacity ball mill to maintain optimum grind and recovery levels. We are about to embark on an aggressive exploration and development program at our Santa Fe property and the two other exploration/development targets - Tajos Cuates and Florida North - which we are hopeful will establish a more broadly based mining complex, with the capacity to increase gold and silver production well above existing levels."

"Based on my extensive working years in sourcing, developing and operating gold and silver mines in Mexico, the following summary results lead me to believe that we have uncovered a major system of high-grade epithermal veins with areas of multiple parallel veins and some intervening mineralization. There is a strong possibility that these systems contain significantly more potentially economic gold and silver mineralization than has currently been identified." concluded Dr. Parra.

TAJOS CUATES - The Tajos Cuates vein system is located 1 kilometre southwest of the Florida Mine site and is a primary target in the near term to outline additional potential ore sources for the existing 200 tonnes/day milling operation. The vein system is a robust low sulphidation epithermal vein which has been traced on surface over 1.8 kilometres, and known workings and a historical drill intercept extend over a vertical horizon of at least 200 metres. The mineralization is silver rich compared to the Florida Vein system - a 1.70 metre wide sample collected by Victor Jaramillo P.Geo. from the Chalata Adit assayed 2.7 g/t gold and 1300 g/t silver. Three drill holes completed in 2006 provided confirmation that the mineralized vein structure continues to depth and established a base of the mineralized horizon at about the 900 metre level. Drill hole No. 800-7-04 intersected 2.42 metres (estimated true width 1.5 metres) of mineralization which assayed 4.9 grams/tonne of gold and 310 grams/tonne of silver at the 915 metre elevation.

Recent work has extended road access to Tajos Cuates, and initial underground rehabilitation work is underway to allow exploration and bulk sampling of the vein system in detail. In addition, surface work has identified two new mineralized systems in the area, Tomas and El Crudo. Preliminary surface sampling has returned 2.10 metres grading 3.7 g/t gold and 137 g/t silver from Tomas, and 0.70 metres grading 4.9 g/t gold and 106 g/t silver from El Crudo.

The veins  systems at Tajos Cuates are the primary  target for  expansion of our
mining  operations.   Drift  development  activities  are  already  underway  to supplement more extensive trenching and surface sampling activities.

SANTA FE (70% OWNED) - Initial exploration activities on the recently acquired Santa Fe property, which adjoins the Florida tenements to the east and northeast, has concentrated on developing approximately 8 kilometres of new road access to the central portion of the property, thereby allowing systematic sampling and development of the multiple vein systems in that area.

The work to date has better defined the three main vein systems, all of which trend northwesterly and are sub-parallel with some cross veining. From west to east, these are the JONAS SYSTEM, THE CLAVELLINO SYSTEM, and the TAJITOS SYSTEM.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
Shows location of Florida Mine, Tajitos Vein, Claellino System and Jonas System
           View PDF of News Release at www.rochesterresourcesltd.com

Of the three, initial indications are that the CLAVELLINO SYSTEM is the most extensive, having been traced over a length of more than 3 kilometres. The width of this structure varies from 1 metre to 40 metres. At the south end, multiple quartz veins occur over a width of 30 to 40 metres, with some values in the intervening wallrocks. At the north end (El Picacho), the vein structure is more discrete, consisting of a 5.4 metre wide zone of silicification. The central 0.5 metres returned values of 3.36 g/t gold and 163 g/t silver .

Two samples taken from old surface workings in the Tepehuaje section of Clavellino returned a grade of 2 grams/tonne of gold and 235 grams/tonne of silver over a 1.6 metre average width. A centre section of 0.7 metres produced 5 grams/tonne of gold and 481 grams/tonne of silver.

Sampling along new exposures created by recent road building has exposed the JONAS SYSTEM in a number of places. Jonas is a silver-rich system, with one main and several subsidiary northwest-trending quartz structures. Continuous sampling by Mina Real has shown that silver values are not just confined to the main veins however, and occur in some of the intervening altered volcanic wallrocks. Many sample results have yet to be received, however sampling to date on the main level has defined three parallel zones grading 0.27 g/t gold and 162 g/t silver over 2.40 metres, 0.81 g/t gold and 378 g/t silver over 0.62 metres, and
0.23 g/t gold and 234 g/t silver over 0.83 metres. Individual sample results for gold range from less than 0.03 g/t to 3.6 g/t and silver from less than 3 g/t to 796 g/t, which includes samples taken from the intervening rock.

The TAJITOS SYSTEM is relatively narrow (1-1.5 metres true width) exposed in a series of old workings, but well mineralized over more than 300 metres of the 700 metre length identified to date. A sample from the north end of the system produced 4.68 g/t gold and 1,380 g/t silver over 0.7 metres width.

A significant feature of these systems at Santa Fe is the identification of gold and silver mineralization over a vertical extent of almost 700 metres (833 metres above sea level at the El Bagre vein and at the 1522 metre elevation at the north end of the Tajitos system), twice that found on our Mina Real property. It is also important to note that these types of epithermal vein systems vary in width and grade over strike and depth. Grades obtained from surface outcrops may or may not be depleted from exposure to the elements with significantly higher grades potentially occurring at depth and then tapering back to lower grades as the base of the system is approached. However, the Santa Fe structures appear to be very similar to those we have encountered at Mina Real where strong gold and silver grades have been experienced and reported from our mining activities between the 1090 to 1200 metre elevations.

FLORIDA NORTH - The north end of the Florida Veins within the mine workings is defined by a late dacite intrusive which truncates the veins. On surface further north, a number of quartz veins oriented parallel to the Florida trend have been identified in outcrop up to 1.5 kilometres further to the north. Initial exploration for the projected northern continuation of the Florida Vein system was done by means of an underground drive across the intrusive on the 1160 level of the Florida Mine. This work successfully crossed through 180 metres of the intrusive and emerged into highly faulted and altered volcanic rocks to the northwest. The next phase of exploration work will consist of more extensive surface trenching, sampling and mapping of the Florida North system combined with a limited drilling program to identify the exact location of the vein system in Florida North and continued drift development in the form of a cross-cut approached from the northeast.

The work that has been done to date on the aforementioned three target areas has consisted of building access roads, trenching, mapping and sampling of vein systems. All assays quoted were carried out by the Durango, Mexico, branch of SGS Laboratories, a certified and independent laboratory. The exploration program is under the direction of Ing. Hector Chavez, who has extensive experience in Mexican epithermal deposits, and supervised by Dr. Alfredo Parra, who is a QP as defined in NI 43-101.


ON BEHALF OF THE BOARD                        Investor information contact:

/s/ Dr. Alfredo Parra                           Empire Communications Inc.
---------------------                              Tel: 1-866-841-0068
Dr. Alfredo Parra,                         Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com


FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, THE COMPANY HAS NOT CONDUCTED AN INDEPENDENT FEASIBILITY STUDY ON THE MINA REAL PROJECT WHICH MAY INCREASE THE RISK THAT THE PLANNED OPERATIONS ARE NOT ECONOMICALLY VIABLE. SHOULD ANY ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD ANY UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release..

                                      -3-

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